Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex,
Madurai ByPass Road, T.V. Puram P.O., Tuticorin. Tamilnadu-628002

STATEMENT OF CONSOLIDATED AUDITED RESULTS FOR THE QUARTER AND YEAR ENDED 31ST MARCH 2012

PART I	(Rs in Crore except as stated)

S. No.	Particulars	Quarter ended 31.03.2012 (Unaudited)		Quarter ended 31.12.2011 (Unaudited)		Quarter ended 31.03.2011 (Unaudited)		Accounting Year ended 31.03.2012 (Audited)	Previous accounting Year ended 31.03.2011 (Audited)
1	Income from Operations
	a) Net Sales/Income from Operations	10,762.75		10,246.18		10,000.26		40,966.77	30,248.06
	b) Other Operating Income	56.12		57.49		55.85		212.17	180.44

	Total Income from operations (net)	10,818.87		10,303.67		10,056.11		41,178.94	30,428.50

2	Expenditure
	a) Cost of materials consumed #	4,793.07		4,763.00		4,321.11		18,712.27	14,918.25
	b) Purchases of stock-in-trade	2.45		6.43		—		12.07	17.20
	c) Changes in inventories of finished goods, work-in- progress and stock-in-trade	58.08		130.02		205.62		119.67	(565.72)
	d) Employees benefits expense	415.21		414.99		367.50		1,612.21	1,131.65
	e) Depreciation and amortisation expense	507.24		457.52		351.98		1,829.81	1,030.13
	f) Power, Fuel & Water	991.11		1,056.90		684.85		4,040.07	2,379.57
	g) Other expenditure	1,853.55		1,601.12		1,425.92		6,514.07	4,497.73
	h) Exchange loss/(gain)	(331.41)		416.63		—		305.26	—

	Total Expenses	8,289.30		8,846.61		7,356.98		33,145.43	23,408.81

3	Profit from Operations before other income, finance costs & Exceptional Items	2,529.57		1,457.06		2,699.13		8,033.51	7,019.69

4	Other Income	703.54		876.81		746.96		3,163.21	2,521.74

5	Profit from ordinary activities before finance costs and Exceptional Items	3,233.11		2,333.87		3,446.09		11,196.72	9,541.43

6	Finance costs	327.99		179.00		118.26		852.42	350.93

7	Profit from ordinary activities after finance costs but before Exceptional Items	2,905.12		2,154.87		3,327.83		10,344.30	9,190.50

8	Exceptional items	431.87		6.43		31.56		472.64	56.82

9	Profit from Ordinary Activities before tax	2,473.25		2,148.44		3,296.27		9,871.66	9,133.68

10	Tax expense	486.65		505.30		566.25		2,110.55	1,811.64

11	Net Profit from Ordinary activities after Tax	1,986.60		1,643.14		2,730.02		7,761.11	7,322.04

12	Extraordinary Items (net of tax expense)	—		—		—		—	—

13	Net Profit for the period	1,986.60		1,643.14		2,730.02		7,761.11	7,322.04

14	Consolidated share in the Profit/(Loss) of Associate	(159.81)		(263.58)		(79.51)		(772.27)	(284.99)

15	Minority Interest	549.90		466.04		725.51		2,160.92	1,994.53

16	Net Profit after tax attributable to Consolidated Group after Exceptional Items	1,276.89		913.52		1,925.00		4,827.92	5,042.52

17	Paid-up equity share capital (Face value of Re. 1 each)	336.12		336.12		336.12		336.12	336.12

18	Reserves excluding Revaluation Reserves							45,719.56	41,099.36

19	Earnings Per Share (of Re. 1 each) (Not annualised)*
	-Basic	3.80	*	2.72	*	5.73	*	14.36	15.00
	-Diluted	3.61	*	2.72	*	5.47	*	14.36	14.32

#	Comprises net of exchange (gain)/loss - Rs (133.08) crore in Q4 FY 2012, Rs 449.75 Crore in Q3 FY 2012, Rs 12.68 Crore in Q4 FY 2011, Rs 494.32 Crore in FY 2012, Rs (36.70) Crore in FY 2011.

See accompanying notes to the financial results

PART II

A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (Excluding shares against which ADRs are issued)
	Number of Shares	1,150,916,415	1,140,661,219	1,149,541,946	1,150,916,415	1,149,541,946
	Percentage of Shareholding	34.24%	33.94%	34.20%	34.24%	34.20%
2	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)

	(as a % of the total share capital of the Company)	—	—	—	—	—

(b)	Non-encumbered
	- Number of Shares	1,791,871,911	1,791,871,911	1,774,574,852	1,791,871,911	1,774,574,852
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	53.31%	53.31%	52.80%	53.31%	52.80%
	(as a % of the total share capital of the Company)

$	The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares.

In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 31st March 2012 : Beginning 0, Received 14, Disposed off 14, Pending 0.

	(Rs in Crore)
S. No.	Segment Information	Quarter ended 31.03.2012 (Unaudited)	Quarter ended 31.12.2011 (Unaudited)	Quarter ended 31.03.2011 (Unaudited)	Accounting Year ended 31.03.2012 (Audited)	Previous accounting Year ended 31.03.2011 (Audited)
1	Segment Revenue
a)	Copper	4,945.42	4,935.11	4,815.57	19,513.86	15,158.62
b)	Aluminium	868.71	800.93	838.24	3,111.84	3,024.47
c)	Zinc, Lead and Silver
	(i) Zinc - India	2,652.37	2,471.20	2,965.60	9,999.89	9,300.86
	(ii) Silver metal- India	409.24	255.27	216.17	1,131.99	543.59
	(iii) Zinc - International	1,009.46	1,028.87	841.68	4,108.00	995.41

	Total	4,071.07	3,755.34	4,023.45	15,239.88	10,839.86
d)	Power	737.00	591.01	223.09	2,564.92	776.83
e)	Others	165.85	235.45	132.54	788.93	619.11

	Total	10,788.05	10,317.84	10,032.89	41,219.43	30,418.89

Less:	Inter Segment Revenues	25.30	71.66	32.63	252.66	170.83

	Net Sales/Income from Operations	10,762.75	10,246.18	10,000.26	40,966.77	30,248.06

2	Segment Results
	(Profit before tax & interest)
a)	Copper	272.82	347.97	301.16	1,256.75	854.55
b)	Aluminium	23.40	(23.37)	196.41	175.31	479.11
c)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,115.88	1,000.34	1,651.22	4,470.60	4,641.32
	(ii) Silver metal- India	367.95	250.01	197.48	1,014.47	511.95
	(iii) Zinc - International	221.45	235.32	336.43	1,168.66	369.48

	Total	1,705.28	1,485.67	2,185.13	6,653.73	5,522.75
d)	Power	151.61	53.31	47.60	344.27	240.97
e)	Others	0.11	29.63	9.21	74.13	56.54

	Total	2,153.22	1,893.21	2,739.51	8,504.19	7,153.92

Less:	Finance costs	327.99	179.00	118.26	852.42	350.93
Add:	Other unallocable income net off expenses	1,079.89	440.66	706.58	2,692.53	2,387.51
Less:	Exceptional items	431.87	6.43	31.56	472.64	56.82

	Profit before tax	2,473.25	2,148.44	3,296.27	9,871.66	9,133.68

3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	4,485.81	5,892.35	4,529.27	4,485.81	4,529.27
b)	Aluminium	9,178.36	9,088.04	7,377.21	9,178.36	7,377.21
c)	Zinc, Lead and Silver
	(i) Zinc - India	8,840.75	9,131.62	8,192.20	8,840.75	8,192.20
	(ii) Zinc - International	5,142.44	5,274.56	5,368.37	5,142.44	5,368.37

	Total	13,983.19	14,406.18	13,560.57	13,983.19	13,560.57
d)	Power	12,501.80	11,680.16	8,270.77	12,501.80	8,270.77
e)	Others	644.61	432.21	383.10	644.61	383.10
f)	Unallocable	17,460.90	15,288.36	17,605.83	17,460.90	17,605.83

	Total	58,254.67	56,787.30	51,726.75	58,254.67	51,726.75

The main business segments are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime and dore (b) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products (c) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver (d) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of Phosphoric Acid, Paper, Infrastructure etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Additional intra segment information of revenues and results for the Zinc and Lead India, Zinc International and silver metal India have been provided to enhance understanding of segment business.

STATEMENT OF ASSETS & LIABILITIES

(Rs in Crore)

Particulars		As at 31.03.2012 (Audited)	As at 31.3.2011 (Audited)
A	EQUITY AND LIABILITIES
1	SHAREHOLDERS’ FUNDS
	a) Share Capital	336.12	336.12
	b) Reserves & Surplus	45,719.56	41,099.36

	Sub total - Shareholders’ funds	46,055.68	41,435.48

2	Minority Interest	12,198.99	10,291.27

3	Non-current liabilities
	(a) Long-term borrowings	7,448.64	5,355.48
	(b) Deferred tax liabilities (Net)	2,208.27	2,178.85
	(c) Other Long term liabilities	572.83	353.01
	(d) Long-term provisions	893.00	829.92

	Sub total - Non-current liabilities	11,122.74	8,717.26

4	Current liabilities
	(a) Short-term borrowings	7,023.86	5,592.07
	(b) Trade payables	3,251.56	3,496.17
	(c) Other current liabilities	5,146.60	3,794.80
	(d) Short-term provisions	683.30	1,118.65

	Sub total - Current liabilities	16,105.32	14,001.69

	TOTAL - EQUITY AND LIABILITIES	85,482.73	74,445.70

B	ASSETS
1	Non-current assets
	(a) Fixed assets	33,501.46	27,424.30
	(b) Goodwill on consolidation	4,061.47	3,891.83
	(c) Non-current investments	3,203.27	259.36
	(d) Deferred tax assets (Net)	—	5.24
	(e) Long-term loans and advances	4,344.20	3,391.78
	(f) Other non-current assets	680.58	605.08

	Sub total - Non-current assets	45,790.98	35,577.59

	Current assets
	(a) Current investments	14,419.94	12,644.51
	(b) Inventories	4,498.06	5,154.67
	(c) Trade receivables	1,818.18	1,618.27
	(d) Cash and cash equivalents	8,539.20	9,501.99
	(e) Short-term loans and advances	9,964.00	9,574.99
	(f) Other current assets	452.37	373.68

	Sub total - Current assets	39,691.75	38,868.11

	TOTAL - ASSETS	85,482.73	74,445.70

Notes:-

1	The consolidated and standalone results for the quarter and year ended 31st March 2012 have been reviewed by Audit Committee at its meeting. The Board of Directors at its meeting held on 25th April 2012 approved the above results and its release.
2	The Board of directors has recommended a final dividend of 100% which is Re 1 per equity share subject to shareholders' approval in the Annual General Meeting. The total dividend including interim dividend already paid for the year 2011-12 is 200% i.e., Rs 2 per share of Re 1/- each.
3	Consequent to acquisition of zinc business at Namibia, South Africa and Ireland in the second half of the FY 2010-11, the results for the quarter reported and year ended 31st March 2012 are not strictly comparable with corresponding previous periods.
4	Consistent with the treatment followed in earlier years, investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in profit after tax attributable to group being lower by Rs 2.05 Crore, profit attributable to minority interest being lower by Rs 1.11 Crore, investments being lower by Rs 98.41 Crore, fixed assets being higher by Rs 46.69 Crore, deferred tax liability being lower by Rs 16.78 Crore, reserves and surplus being lower by Rs 22.68 Crore and minority interest being lower by Rs 12.26 Crore.
5	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 – ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March, 2008. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been lower by Rs 11.9 Crore and Rs 245.53 Crore for the quarter and Year ended 31st March 2012, finance costs would have been lower by Rs 26.34 Crore and Rs 120.99 Crore for the quarter and Year ended 31st March 2012 and profit after tax would have been higher by Rs 13.15 Crore and lower by Rs 84.13 Crore for the quarter and Year ended 31st March 2012 respectively.
6	The scheme of merger of the Company’s wholly owned subsidiary Sterlite Opportunities and Ventures Limited (SOVL) with the Company effect from 1 April, 2011, has been approved by the Hon’ble High Court of Madras and since made effective. The scheme has been given effect to in these results.
7	Exceptional items includes

a) Rs 423.32 Crore (being the USD 82.75 million )recognised during the quarter and year ended 31st March 2012 represents net incidental damages payable to ASARCO pursuant to the order of US District Court dated 13 February, 2012 in respect of a suit filed by ASARCO in US Courts against the Company and Sterlite (USA) for the alleged breach of the Purchase and Sale Agreement signed in May 2008 and is being disputed by the Company.

b) Rs 8.42 Crore and Rs 43.13 Crore incurred under the voluntary retirement scheme at a subsidiary engaged in Zinc, lead & silver operations and Rs 0.13 Crore and Rs 6.19 Crore at a subsidiary engaged in Aluminum operations, for the quarter and year ended 31st March 2012 respectively.

8	As a part of the overall Vedanta Group re-structuring exercise, the Board of Directors of the Company at its meeting held on 25th February 2012 has inter alia, approved the amalgamation of the Company into Sesa Goa Limited ( SGL) with the appointed date as April 1, 2011 , subject to necessary approvals from various statutory authorities and the Jurisdictional Hon’ble High Courts. Pursuant to above, every equity shareholder of the Company holding five [5] equity shares in the Company of Re. 1 each fully paid up as of the Record Date shall be entitled to be issued three [3] equity shares of the face value of Re. 1 each, at par, credited as fully paid-up, of SGL.
9	Vedanta Aluminum Limited (VAL), an associate of the Company, is in the process of expanding its alumina refinery and its aluminium smelter in the state of Orissa. Ministry of Environment and Forests ("MoEF") has rejected the forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (OMC) which is one of the sources of supply of bauxite to the alumina refinery of VAL. OMC has filed a petition in the Hon’ble Supreme Court which is yet to be heard. MoEF has also denied VAL's application for expansion of alumina refinery, which was challenged by VAL before the Hon’ble Orissa High Court. The Hon’ble Orissa High Court has upheld the order of the MoEF. VAL in terms of MOEF directive is proceeding for a public hearing for the refinery expansion. The company has put the expansion activity on hold. The management of the Company has evaluated and considered good, its loans granted and investment made in VAL, aggregating Rs 10,570 Crore.

The Company has, over the period invested Rs 3,563 Crore in Vedanta Aluminum Limited, an associate company, by way of Equity Shares and Redeemable Cumulative Preference Shares. The Company has accounted for its share of losses of its associate, even though the carrying amount of the equity investment has reduced to Nil. The additional losses (including share of hedging reserves) of Rs 107 Crore and Rs 896 Crore for the quarter and year ended 31st March 2012 have been recognised in the results.

10	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com. Additional information on standalone basis are as follows:

	Rs. in Crore

Particulars	Quarter ended 31.03.2012 (Unaudited)	Quarter ended 31.12.2011 (Unaudited)	Quarter ended 31.03.2011 (Unaudited)	Accounting Year ended 31.03.2012 (Audited)	Previous accounting Year ended 31.03.2011 (Audited)
Net Sales/Income from Operations	4,532.98	4,582.20	4,826.20	18,084.62	15,295.80
Profit Before Tax & before exceptional items	476.21	814.88	365.95	2,431.16	1,874.13
Exceptional items	423.32	—	—	423.32	—
Profit Before Tax & after exceptional items	52.89	814.88	365.95	2,007.84	1,874.13
Profit After Tax & after exceptional items	86.43	696.75	283.03	1,657.48	1,419.71

11	The figures for the quarter ended March 31, 2012 are the balancing figures between Audited figures in respect of the full financial year and the year to date figures up to the third quarter (as recast/regrouped).
12	Previous Period/Year figures have been regrouped / rearranged / reworked / restated wherever necessary.

By order of the Board
Place: Mumbai	Anil Agarwal
Dated : 25th April 2012	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex,
Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu

PART I	(Rs.in crore except as stated)

STATEMENT OF STANDALONE AUDITED RESULTS FOR THE QUARTER AND FOR THE YEAR ENDED MARCH 31, 2012

		Quarter ended					Year ended
S. No.	Particulars	31.03.2012 (Unaudited)	31.12.2011 (Unaudited)		31.03.2011 (Unaudited)		31.03.2012 (Audited)	31.03.2011 (Audited)
1	Income from Operations
	(a) Net Sales/Income from Operations (Net of excise duty)	4,532.98	4,582.20		4,826.20		18,084.62	15,295.80
	(b) Other Operating Income	1.34	1.90		4.09		7.44	11.34

	Total Income from Operations (net)	4,534.32	4,584.10		4,830.29		18,092.06	15,307.14

2	Expenses
	(a) Cost of materials consumed @	4,089.00	3,944.21		4,133.01		16,094.40	13,959.50
	(b) Purchases of stock-in-trade	2.45	6.44		—		12.07	17.20
	(c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(111.01)	99.10		222.55		(68.97)	(296.00)
	(d) Employee benefits expense	22.36	24.59		22.53		92.09	88.05
	(e) Depreciation and amortisation expense	50.75	36.36		38.19		162.46	152.65
	(f) Other expenses	256.98	216.86		204.23		848.92	823.51
	(g) Foreign exchange (gain)/loss	(63.77)	122.42		—		170.15	—

	Total Expenses	4,246.76	4,449.98		4,620.51		17,311.12	14,744.91

3	Profit from operations before other income, finance costs and exceptional items (1-2)	287.56	134.12		209.78		780.94	562.23

4	Other Income	361.64	827.88		257.20		2,247.68	1,628.92

5	Profit from ordinary activities before finance costs and Exceptional Items (3+4)	649.20	962.00		466.98		3,028.62	2,191.15

6	Finance costs	172.99	147.12		101.03		597.46	317.02

7	Profit from ordinary activities after finance costs but before Exceptional Items (5-6)	476.21	814.88		365.95		2,431.16	1,874.13

8	Exceptional items	423.32	—		—		423.32	—

9	Profit from Ordinary Activities before tax	52.89	814.88		365.95		2,007.84	1,874.13

10	Tax expense	(33.54)	118.13		82.92		350.36	454.42

11	Net Profit from Ordinary activities after Tax	86.43	696.75		283.03		1,657.48	1,419.71

12	Extraordinary Items (net of tax)	—	—		—		—	—

13	Net Profit for the period	86.43	696.75		283.03		1,657.48	1,419.71

14	Paid-up equity share capital (Face value of Re. 1 each)	336.12	336.12		336.12		336.12	336.12
15	Reserves excluding Revaluation Reserves						24,401.26	22,892.78
16	Earnings Per Share (Rs.) (Not annualised)*
	-Basic EPS	0.26 *	2.07	*	0.84	*	4.93	4.22
	-Diluted EPS	0.15 *	2.07	*	0.70	*	4.93	3.81

@	Comprises (net) of exchange (gain)/loss - Rs. (39.49) crore in Q4 FY 2012, Rs. 387.98 crore in Q3 FY 2012, Rs. 6.57 crore in Q4 FY 2011, Rs. 456.28 crore in FY 2012, Rs. (96.63) crore in FY 2011.

See accompanying notes to the financial results

PART II

A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (Excluding shares against which ADRs are issued)
	- Number of Shares	1,150,916,415	1,140,661,219	1,149,541,946	1,150,916,415	1,149,541,946
	- Percentage of Shareholding	34.24%	33.94%	34.20%	34.24%	34.20%
2	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
	(as a % of the total share capital of the Company)	—	—	—	—	—
(b)	Non-encumbered
	- Number of Shares	1,791,871,911	1,791,871,911	1,774,574,852	1,791,871,911	1,774,574,852
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	53.31%	53.31%	52.80%	53.31%	52.80%
	(as a % of the total share capital of the Company)

$	The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares.

In terms of Clause 41 of the Listing Agreement, details of number of Investor complaints for the quarter ended March 31, 2012 : Beginning 0, Received 14, Disposed off 14, Pending 0.

(Rs.in crore)

S. No.	Segment Information	31.03.2012 (Unaudited)	31.12.2011 (Unaudited)	31.03.2011 (Unaudited)	31.03.2012 (Audited)	31.03.2011 (Audited)
1	Segment Revenue
a)	Copper	4,381.00	4,387.41	4,725.82	17,432.61	14,791.97
b)	Phosphoric Acid	165.85	235.46	132.54	788.93	619.11
c)	Others	—	—	—	—	—

	Total	4,546.85	4,622.87	4,858.36	18,221.54	15,411.08

	Less: Inter Segment Revenues	13.87	40.67	32.16	136.92	115.28

	Net Sales/Income from Operations	4,532.98	4,582.20	4,826.20	18,084.62	15,295.80

2	Segment Results
	(Profit before tax & interest)
a)	Copper	222.50	281.28	206.65	1,004.59	541.97
b)	Phosphoric Acid	0.45	30.76	11.91	81.07	59.91
c)	Others	(0.05)	(0.06)	(0.11)	(0.35)	(0.26)

	Total	222.90	311.98	218.45	1,085.31	601.62

	Less: Finance Costs	172.99	147.12	101.03	597.46	317.02
	Add: Other unallocable income net off expenses	426.30	650.02	248.53	1,943.31	1,589.53
	Less: Exceptional Items	423.32	—	—	423.32	—

	Profit before Tax	52.89	814.88	365.95	2,007.84	1,874.13

3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	3,488.32	4,950.40	3,596.36	3,488.32	3,596.36
b)	Phosphoric Acid	288.81	209.52	253.33	288.81	253.33
c)	Others	5.02	5.06	5.11	5.02	5.11
d)	Unallocated	20,955.23	19,737.02	19,374.10	20,955.23	19,374.10

	Total	24,737.38	24,902.00	23,228.90	24,737.38	23,228.90

STATEMENT OF ASSETS & LIABILITIES

(Rs. in crore)

Particulars			As at 31.03.2012 (Audited)	As at 31.3.2011 (Audited)
A		EQUITY AND LIABILITIES
	1	SHAREHOLDERS’ FUNDS
		(a) Share Capital	336.12	336.12
		(b) Reserves & Surplus	24,401.26	22,892.78

		Sub total - Shareholders’ funds	24,737.38	23,228.90

	2	Non-current liabilities
		(a) Long-term borrowings	2,280.98	2,133.65
		(b) Deferred tax liabilities (Net)	320.76	432.86

		Sub total - Non-current liabilities	2,601.74	2,566.51

	3	Current liabilities
		(a) Short-term borrowings	3,049.25	3,605.76
		(b) Trade payables	2,453.62	2,930.24
		(c) Other current liabilities	878.71	353.20
		(d) Short-term provisions	581.34	593.97

		Sub total - Current liabilities	6,962.92	7,483.17

		TOTAL - EQUITY AND LIABILITIES	34,302.04	33,278.58

B		ASSETS
	1	Non-current assets
		(a) Fixed assets	2,202.79	1,887.43
		(b) Non-current investments	6,810.85	3,142.41
		(c) Long-term loans and advances	980.47	1,089.13

		Sub total - Non-current assets	9,994.11	6,118.97

	2	Current assets
		(a) Current investments	1,726.12	3,095.44
		(b) Inventories	2,529.07	3,189.87
		(c) Trade receivables	519.86	797.98
		(d) Cash and Cash equivalents	1,975.98	1,891.28
		(e) Short-term loans and advances	17,447.52	18,082.72
		(f) Other current assets	109.38	102.32

		Sub total - Current assets	24,307.93	27,159.61

		TOTAL - ASSETS	34,302.04	33,278.58

Notes:-

1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on 25th April, 2012 approved the above results and its release.
2	The Board of directors has recommended a final dividend of 100% which is Re. 1 per equity share subject to shareholders’ approval in the Annual General Meeting. The total dividend including interim dividend already paid for the year 2011-12 is 200% i.e., Rs. 2 per share of Re.1/- each.
3	(a) The scheme of merger of the Company’s wholly owned subsidiary Sterlite Opportunities and Ventures Limited (SOVL) with the Company with effect from April 1, 2011, has been approved by the Hon’ble High Court of Madras and since made effective. Accordingly the scheme has been given effect to in these results. Consequent to the merger,

(i) the results for each of the quarters from April 1, 2011 (including the quarter ended December 31, 2011 as reported) have been recast to reflect this, and

(ii) the results for the quarter and year ended March 31, 2012 are not strictly comparable with corresponding previous periods.

(b) The figures for the quarter ended March 31, 2012 are the balancing figures between Audited figures in respect of the full financial year and the year to date figures up to the third quarter (as recast/regrouped)

4	Exceptional items during the quarter and year ended March 31, 2012 represents net incidental damages payable to ASARCO pursuant to the order of US District Court dated February 27, 2012, in respect of a suit filed by ASARCO in US Courts against the Company and Sterlite (USA) for the alleged breach of the Purchase and Sale Agreement signed in May 2008, which has been disputed by the Company.
5	As a part of the overall Vedanta Group re-structuring exercise, the Board of Directors of the Company at its meeting held on February 25, 2012 has inter alia, approved the amalgamation of the Company into Sesa Goa Limited (SGL) with the appointed date as April 1, 2011, subject to necessary approvals from various statutory authorities and the Jurisdictional Hon’ble High Courts. Pursuant to above, every equity shareholder of the Company holding five [5] equity shares in the Company of Re. 1 each fully paid up as of the Record Date shall be entitled to be issued three [3] equity shares of the face value of Re. 1 each, at par, credited as fully paid-up, of SGL.
6	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 – ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March, 2008. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been lower by Rs 11.9 crore and Rs.245.53 crore for the quarter and Year ended 31st March 2012, finance costs would have been lower by Rs 26.34 crore and Rs. 120.99 crore for the quarter and Year ended 31st March 2012 and profit after tax would have been higher by Rs. 13.15 crore and lower by Rs. 84.13 crore for the quarter and Year ended 31st March 2012 respectively.
7	Vedanta Aluminum Limited (VAL), an associate of the Company, is in the process of expanding its alumina refinery and its aluminium smelter in the state of Orissa. Ministry of Environment and Forests (“MoEF”) has denied the forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (OMC) which is one of the sources of supply of bauxite to the alumina refinery of VAL. OMC has filed a petition in the Hon’ble Supreme Court which is yet to be heard MoEF has also denied VAL’s application for expansion of alumina refinery, which was challenged by VAL before the Hon’ble Orissa High Court. The Hon’ble Orissa High Court has upheld the order of the MoEF. VAL in terms of MoEF directive is proceeding for a public hearing for the refinery expansion. The company has put the expansion activity on hold. The management of the Company has evaluated and considered good, its loans granted and investment made in VAL, aggregating Rs. 10,570 crore.
8	“Others” business segment represents Aluminium Foils division.
9	Previous Period/Year figures have been regrouped / rearranged / reworked / restated wherever necessary.

By order of the Board

Place: Mumbai	Anil Agarwal
Dated : 25th April, 2012	Chairman